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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                        Commission File Number  0-18540

                               United Income, Inc.
             (Exact name of registrant as specified in its charter)

           5250 South Sixth Street, Springfield, IL 62703 217-241-6300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Stock
            (Title of each class of securities covered by this Form)

                                      None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)    __                Rule 12h-3(b)(1)(i)       __
      Rule 12g-4(a)(1)(ii)   __                Rule 12h-3(b)(1)(ii)      __
      Rule 12g-4(a)(2)(i)    __                Rule 12h-3(b)(2)(i)       __
      Rule 12g-4(a)(2)(ii)   __                Rule 12h-3(b)(2)(ii)      __
                                               Rule 15d-6                 X
                                                                          -

     Approximate number of holders of record as of the certificatin or notice date:  6,488
                    (At June 14, 1999 record date for merger)

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  6/11/01             By:  Gary D. O'Neil

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and
Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the
Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2069 (3-99)